UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cynosure, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection “Certain Litigation” as follows:

“On February 24, 2017, a putative stockholder class action complaint, captioned Joel Rosenfeld IRA v. Cynosure, Inc., et al., Civ. Action No. 17-10309 (D. Mass.) (the “Rosenfeld Action”), was filed in the United States District Court for the District of Massachusetts in connection with the Transaction, naming as defendants the Company and each member of the Company Board. On March 1, 2017, three additional similar class actions were filed: (i) The Vladimir Gusinsky Rev. Trust v. Cynosure, Inc., et al., Case No. 17-10338, also filed in the United States District Court for the District of Massachusetts, (the “Gusinsky Action”), (ii) Edgar Calin v. Michael R. Davin, et al., Case No. 1:17-cv-10349, also filed in the United States District Court for the District of Massachusetts, (the “Calin Action”), and (iii) Daniel Bird v. Cynosure, Inc., et al., Case No. 1:17-cv-00212-SLR, filed in the United States District Court for the District of Delaware (the “Bird Action”) (together the four actions are referred to as the “Actions”). The complaints in both the Bird Action and the Gusinsky Action named as defendants the Company and each member of the Company Board. The Gusinsky complaint additionally named Parent and Purchaser. The complaint in the Calin Action named each member of the Company Board, Parent, and Purchaser.

The complaints in the Actions, among other things, criticize the proposed transaction price as inadequate and allege that the Company and the Company Board omitted certain allegedly material information from the Recommendation Statement in violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related SEC regulations. The alleged omissions generally relate to (i) certain of the Company’s projections, (ii) certain data and inputs underlying the financial valuation analyses, and (iii) the background of the merger process. The Gusinsky Action further alleges that Parent and Purchaser were “controlling persons” of the Company and the Company Board with respect to such omissions.

The Actions collectively seek the following relief: (i) maintaining the Actions as a class action, certifying the plaintiff as the class representative, and certifying the plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Transaction, (iii) directing the individual defendants to file a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) declaring that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, (v) in the event defendants consummate the Transaction, rescinding it and setting it aside or awarding rescissory damages, (vi) directing the individual defendants to account to plaintiff and the class for all damages suffered, (vii) awarding appropriate costs, attorneys’ fees, and experts’ fees, and (viii) granting such other and further relief as the court may deem just and proper.

The Company and its directors believe that all three of these lawsuits are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Michael R. Davin
Name: Michael R. Davin
Title: President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Dated: March 3, 2017

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